Exhibit 99.1

Todos Medical Announces Positive Data for Serology Point-of-Care Fingerprick Antibody Test Kits

REHOVOT, Israel, SINGAPORE and NEW YORK (April 28, 2020) – Todos Medical Ltd. (OTCQB: TOMDF), a commercial in vitro diagnostics company focused on the development of blood tests for the early detection of cancer and neurodegenerative disorders, as well as point-of-care and lab-based tests for novel coronavirus (COVID-19 or COVID) today announced positive data for its Colloidal Gold point-of-care (POC) 2 to 10 minute fingerprick blood antibody test kits from a study of 71 patients with suspected COVID-19 infection (30 COVID PCR-Positive and 41 COVID PCR-Negative) admitted to the hospital. The data demonstrate that Colloidal Gold accurately distinguishes between COVID positive patients and COVID negative patients, as confirmed by PCR (Quest Labs), with sensitivity of 96.5% using fingerprick blood sample collection and specificity of 97.5% using fingerprick or venous blood sample collection.

“These U.S.-generated data demonstrate that our Colloidal Gold test can detect COVID-19 in patients who have been confirmed positive or negative by standard U.S.-based PCR testing,” said Jorge Leon, Senior Medical Advisor for Todos Medical. “As we begin to understand the immunology of Covid-19 infections, and the pragmatic value of rapid point-of-care COVID-19 antibody tests in different medical settings, the most consistent finding is that IgG is upregulated early in COVID-19 patients after infection and for an undetermined time upon full recovery after the viral molecular test becomes negative.

“Most other rapid serological POC tests in the market have so far been shown to be unreliable. A great number of countries, including the U.S., are developing strategies to begin to return their economies to work, and for that to be successful it is of the essence that we quickly determine who has recently been infected with COVID-19, so that policy makers and employers can prioritize the development and implementation of mass screening and related confirmatory COVID-19 testing programs to minimize the risk of viral spread. Since there are still several aspects of the biology of the immune response to COVID-19 that are not fully clear, such as whether recovered patients upregulate IgG antibodies that protect them from a possible re-infection, at Todos we are committed to ensuring that physicians fully understand what a positive or negative result from our test really means, so they can develop good clinical protocols. We will continue to innovate and validate new versions of these tests to improve the clinical utility of these serological assays as we develop more knowledge of the biology of this infection over time.”

“Our Colloidal Gold test is now available for sale in the United States after the manufacturer notified the U.S. Food and Drug Administration (FDA) of its intent to sell under Policy IV D of the FDA’s Policy for Diagnostic Tests for Coronavirus Disease-2019 during the Public Health Emergency,” said Gerald Commissiong, President & CEO of Todos Medical. “We are beginning to market antibody screening testing in combination with reflex PCR testing services to our healthcare provider clients. We believe the way in which these antibody tests should be used is in combination with PCR testing, and that the combination will be critical to make sure we stop the spread of the virus and begin to help put the U.S. economy back to work.”

About the SARS-CoV-2 Coronavirus (COVID-19)

Coronaviruses are a family of viruses that can lead to respiratory illness, including Middle East Respiratory Syndrome (MERS-CoV) and Severe Acute Respiratory Syndrome (SARS-CoV). Coronaviruses can be transmitted between animals and people and evolve into strains not previously identified in humans. On January 7, 2020, a novel coronavirus (SARS-CoV-2) was identified as the cause of pneumonia cases in Wuhan, Hubei Province of China, and additional cases have been found in a growing number of countries worldwide. COVID-19 is the disease caused by SARS-CoV-2.

About Todos Medical Ltd.

Headquartered in Rehovot, Israel, Todos Medical Ltd. (OTCQB: TOMDF) engineers life-saving diagnostic solutions for the early detection of a variety of cancers. The Company’s state-of-the-art and patented Todos Biochemical Infrared Analyses (TBIA) is a proprietary cancer-screening technology using peripheral blood analysis that deploys deep examination into cancer’s influence on the immune system, looking for biochemical changes in blood mononuclear cells and plasma. Todos’ two internally-developed cancer-screening tests, TMB-1 and TMB-2, have received a CE mark in Europe and are currently in a pre-commercial study with its distribution partner Orot+ (a division of Luces-Orot). Todos recently entered into an exclusive option agreement to acquire U.S.-based medical diagnostics company Provista Diagnostics, Inc. to gain rights to its Alpharetta, Georgia-based CLIA/CAP certified lab and Provista’s proprietary commercial-stage Videssa® breast cancer blood test. The transaction is expected to close in the second quarter of 2020.

Through Breakthrough Diagnostics, Inc., its joint venture with Amarantus Bioscience Holdings, Inc. (OTC: AMBS), Todos is also actively involved with the development of blood tests for the early detection of neurodegenerative disorders, such as Alzheimer’s disease. Todos expected to complete the remaining unowned interest in Breakthrough in the second quarter of 2020.

Todos recently entered into distribution agreements with China-based companies to distribute certain novel coronavirus (COVID-19) test kits. The Company has entered into distribution agreements covering the U.S. and Israel with Gibraltar Brothers & Associates, LLC, a U.S.-based subsidiary of Shanghai Liangrun Biomedicine Technology Co. (Shanghai), for its proprietary colloidal gold immunochromatography (Colloidal Gold) point-of-care IgM/IgM-based antibody test kits, and with 3DMedicine Science & Technology Co (3DMed), a China-based cancer precision medicine company, for distribution in the U.S. and Israel of its ANDiS® SARS-CoV-2 Detection Kit (COVID), ANDiS® SARS-CoV-2 & Influenza A/B Detection Kit (COVID/Flu) and its proprietary ANDiS®350 3DMed Automated Solution countertop real-time PCR machine (3D Machine). Todos has formed Corona Diagnostics, LLC, a joint venture with Emerald Organic Products, Inc. (OTC: EMOR), to support the commercialization of its COVID-19 testing paradigm.

For more information, please visit https://www.todosmedical.com/

Forward-looking Statements

Certain statements contained in this press release may constitute forward-looking statements. For example, forward-looking statements are used when discussing our expected clinical development programs and clinical trials. These forward-looking statements are based only on current expectations of management, and are subject to significant risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks and uncertainties related to the progress, timing, cost, and results of clinical trials and product development programs; difficulties or delays in obtaining regulatory approval or patent protection for product candidates; competition from other biotechnology companies; and our ability to obtain additional funding required to conduct our research, development and commercialization activities. In addition, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; delays or obstacles in launching our clinical trials; changes in legislation; inability to timely develop and introduce new technologies, products and applications; lack of validation of our technology as we progress further and lack of acceptance of our methods by the scientific community; inability to retain or attract key employees whose knowledge is essential to the development of our products; unforeseen scientific difficulties that may develop with our process; greater cost of final product than anticipated; loss of market share and pressure on pricing resulting from competition; and laboratory results that do not translate to equally good results in real settings, all of which could cause the actual results or performance to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, Todos Medical does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting Todos Medical, please refer to its reports filed from time to time with the U.S. Securities and Exchange Commission.

Investor and Corporate Contact:

Kim Sutton Golodetz

LHA Investor Relations

Senior Vice President

(212) 838-3777

kgolodetz@lhai.com

Corporate Contact:

Daniel Hirsch

Todos Medical

(347) 699-0029

Dan.h@todosmedical.com

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